Exhibit 4.10.2

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21 June 2001

REUTERS GROUP PLC

DAVID GRIGSON

SERVICE AGREEMENT

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THIS AGREEMENT is made on 21st June 2001

BETWEEN

(1)      REUTERS GROUP PLC registered in England with No. 3296375 whose registered office is at 85 Fleet Street, London, EC4P 4AJ (the Company); and

(2)      DAVID GRIGSON of Bainton Farmhouse, Bainton, Stamford, Lincolnshire PE9 3AF (you).

IT IS AGREED as follows:

DEFINITIONS

1.      In this Agreement the following expressions shall have the following meanings:

Board means the board of directors of Reuters Group PLC or a duly constituted committee of the board of directors;

Employment means your employment in accordance with the terms and conditions of this Agreement;

Group means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (with holding company and subsidiary having the meanings given to them by section 736 of the Companies Act 1985). Group Company and Group Companies shall be construed accordingly; and

Remuneration Committee means the remuneration committee of the Board.

DURATION OF EMPLOYMENT

2.      The Employment will begin on 1 August 2000 and will continue until terminated in accordance with Clause 12 below.

ROLE, POWERS AND DUTIES

3.1     You will serve the Company as Finance Director (Chief Financial Officer) or in such other capacity of a like status as the Company may require.

3.2     Subject to Clause 4, you will exercise such powers and perform such duties in relation to the business of the Company and the Group, being duties which are appropriate to your senior status, as may be assigned to you by the Chief Executive of the Company after taking into account the opinion of the Board.

3.3     During the Employment you will:

(a)	devote substantially the whole of your working time, attention and abilities to carrying out those duties in a proper, loyal and efficient manner;

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(b)	use all reasonable endeavours to promote the interests of the Company and any other Group Company which you may be required to serve under the terms of this Agreement;

(c)	have due regard to the Reuters Trust Principles and to the rights and duties of the Reuters Trustees as set out in the Memorandum and Articles, of Association of the Company and the Memorandum and Articles of Association of Reuters Founders Share Company Limited insofar as, by the proper exercise of your powers (and in accordance with your other duties) as director of the Company, the Reuters Trust Principles are capable of being observed by you;

(d)	have due regard to the provisions of the Reuters Code of Conduct (as notified to you from time to time) and, so far as reasonably practicable in the performance of your duties, observe all material provisions of that Code;

(e)	comply with the Reuters Share Dealings Code (as notified to you from time to time); and

(f)	have due regard to the provisions of all other policies which are applied to you by the Company, as notified to you from time to time.

3.4     You are entitled to take independent professional advice, at the expense of the Company, where such advice is reasonably required for the furtherance of your duties as a director of the Company and provided that before taking such advice you obtain the written consent of one other director and send a copy of such consent to the Company Secretary and that the Company's expenditure on such advice does not exceed £50,000 per annum.

NORMAL PLACE OF WORK

4.      Your normal place of work is at the Company's head office. You may be required, in the performance of your duties, to travel in the United Kingdom and overseas. However, having given you reasonable notice, the Company may reasonably require you to perform your duties at the offices of another Group Company in a major financial centre outside the United Kingdom, such as New York, in which case you shall be offered expatriate benefits appropriate to your senior status.

HOURS OF WORK

5.      You will work the Company's normal working hours together with such additional hours as may reasonably be required for the proper performance of your duties.

SALARY AND BENEFITS

6.1     You will be paid a salary at such rate as is set out in an annual letter to you from the Company and as confirmed in your annual statement of remuneration and benefits.

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6.2     Your salary will accrue from day to day and be payable in arrears by equal monthly instalments on or about the fifteenth day of each month.

6.3     You are not entitled to any other salary or fees as director or employee of the Company or any other Group Company and you must, as the Company directs, either waive your rights to any such salary or fees or account for the same to the Company (failing which it will be deducted from your salary).

6.4     Your salary and benefits will be reviewed annually by the Remuneration. Committee. Any change in the level of your salary and benefits as a result of the review (which will not be downwards) will be effective from 1 January of the year following the review (unless you and the Chairman of the Remuneration Committee agree otherwise).

6.5     In addition to the above, you will be entitled to receive those benefits set out in Schedule 1 to this Agreement.

6.6     During or after the termination of the Employment for whatever reason, the Company may deduct from your pay any sums outstanding to the Company or to any other Group Company, from you including, without limitation, any advance of pay or loans or floats for expenses.

EXPENSES

7.     Subject to the Company's policies on executive directors' expenses and executive directors' spouse expenses (as notified to you from time to time), the Company will reimburse to you all reasonable travelling, hotel and other out-of-pocket expenses (including first class travel expenses) properly incurred by you and your spouse in the execution of the duties of the Employment against production of valid receipts and properly completed expense reports.

OTHER INTERESTS

8.1     During the Employment you will be entitled to accept appointments as a non-executive director of companies other than a Group Company subject to:

(a)	the prior written consent of the Chief Executive of the Company (such consent to be confirmed by the Board); and

(b)	the Company's policy on non-executive directorships (as notified to you from time to time).

You may retain any fees received as a non-executive director provided they are paid in cash rather than in stock, other securities or options. Days of service as a non-executive director will not be deducted from your holiday entitlement provided that you shall not spend more than ten working days in aggregate in any year in such service. At any time during the Employment the Company may, with reasonable cause, require you to resign any non-executive directorship held. Reasonable cause for this purpose shall include but not be limited to a conflict of interest and such other reason or reasons as may be specified in the Reuters Code of Conduct (as notified to you from time to time).

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8.2     During the Employment you will not be directly or indirectly concerned in any business, trade, profession or other occupation (whether as an employee, consultant, agent, director or otherwise) of a similar nature to or competitive with that carried on by the Company or any Group Companies except:

(a)	as a representative or officer of a Group Company;

(b)	as a non-executive director under Clause 8.1;

(c)	by virtue of your being interested in securities not representing more than one per cent. of a company's issued securities of any class which are either (i) listed on a recognised stock exchange or dealt on an unlisted securities market or an alternative investment market or authorised for quotation in a recognised inter-dealer quotation system or (ii) of a private company whose shares the Chief Executive of the Company has authorised you to hold; or

(d)	with the prior written consent of the Board.

8.3     You may serve on the board of religious, charitable or public service organisations or otherwise be engaged in the activities of such organisations provided so serving or being so engaged does not prejudice your ability to fulfil your duties under this Agreement.

INVENTIONS AND IMPROVEMENTS

9.1     It will be part of your normal duties at all times:

(a)	to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company and other Group Companies with which you are concerned or for which you are responsible might be improved; and

(b)	promptly to give to the Company Secretary of the Company full details of any invention or improvement which you may from time to time make or discover in the course of your duties.

Subject to the Patents Act 1977, the Company will be entitled free of charge to the sole ownership of any such invention or improvement and to the exclusive use of it.

9.2     You assign to the Company (or to such other Group Company as the Company may direct) all copyrights, designs and other proprietary rights, if any, which may be so assigned in respect of all works and designs created by you or relating to your responsibilities during the Employment for the full term of those rights to the intent that those rights will immediately upon the completion of the relevant work vest with the Company (or with such other Group Company as the Company may direct).

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9.3     At the request and cost of the Company, you will do all such acts and things as may in the opinion of the Board be necessary or conducive to vest such rights in the Company (or in such other Group Company as it may direct). You irrevocably authorise the Company for the purposes of this Clause to make use of your name and to sign and to execute any documents or do any thing on your behalf.

9.4     You will not do anything knowingly to imperil the validity of any patent or protection or any application for a patent or protection.

9.5     You will not either during or after the termination of the Employment exploit or assist others to exploit any invention or improvement which you may from time to time make or discover in the course of your duties or (unless it shall have become public knowledge) make public or disclose any such invention or improvement or give any information in respect of it except to the Company or as the Company may direct.

9.6     You irrevocably waive in favour of the Company (and in favour of such other Group Company as the Company may direct), its licensees and successors-in-title any and all moral rights in any works (existing or future) which are the subject of copyright made by you in the course of the Employment.

CONFIDENTIALITY

10.1    During and after the termination of the Employment you will at all times keep confidential all private information about the Company and other Group Companies including technical and financial information which you may have acquired while in the employment of the Company or of any other Group Company. You will not use such information for your own benefit or for the benefit of any business not within the Group. You will keep such information confidential to yourself, to other members of the Board and to anybody who needs such information in order to properly discharge his duties to the Company or any Group Company. Such information includes (without limitation) the following:

(a)	the business methods and information of the Company and any other Group Companies (including, without limitation, prices charged, discounts given to customers or obtained from suppliers, product development, marketing and advertising programmes, costing, budgets, turnover, sales targets and other financial information);

(b)	lists and particulars of the suppliers and customers of the Company or of any other Group Companies and the individual contacts at such suppliers and customers;

(c)	details and terms of the Agreements with suppliers and customers of the Company or of any other Group Companies;

(d)	secret development manufacturing or production processes and know-how employed by the Company or any other Group Companies or their respective suppliers; and

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(e)	confidential details as to the design of the products and inventions or processes relating to the provision of services or developments relating to future products and services of the Company or of any other Group Companies or those of their respective suppliers.

10.2    These restrictions shall not apply to any disclosure or use authorised by the Board or required by law or by the requirements of any regulatory or other authority to which the Company or any other Group Company is subject.

10.3    These restrictions shall not apply to information which is already in the public domain other than in cases where such information has become public as a result of a breach by you of these restrictions.

10.4    These restrictions shall not restrict you from using your own personal skill in any business in which you may lawfully be engaged after termination of the Employment.

STATUTORY PROVISIONS

11.     Additional provisions, details of which the Company is required by statute to provide you, are set out in Schedule 2 to this Agreement.

TERMINATION

Summary termination

12.1     The Company may terminate the Employment by immediate notice in writing and without payment of any kind other than salary and bonus accrued at the date of termination:

(a)	if in the reasonable opinion of the Board you are guilty of any:

(i)	serious misconduct;

(ii)	persistent misconduct continuing after demand for cessation of such misconduct is delivered in writing by the Board or by the Company Secretary on instruction from the Board; or

(b)	if you commit any material breach of any material provision of this Agreement;

(c)	if you neglect or refuse to carry out any material part of your duties (other than for a reason mentioned in Clause 12.2);

(d)	if you engage in any conduct which brings or is likely to bring the Company or any other Group Companies, in the reasonable opinion of the Board, into disrepute;

(e)	if you become bankrupt or enter into a composition with your creditors or apply for a receiving order or have a receiving order made against you;

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(f) if you become prohibited by law from being a director; or

(g)	if you terminate your directorship of the Company without the consent of the Board.

Termination by the Company through illness

12.2    The Company may terminate the Employment if you are prevented by illness (including mental illness) or injury from attending to your duties for more than 365 days in aggregate in any one period of 24 consecutive calendar months. The Company will not terminate the Employment pursuant to this Clause 12.2 if, as a result, you would or may forfeit any entitlement to benefits under the permanent health insurance scheme referred to in Schedule 1 unless it has used all reasonable endeavours to try to procure the continuation of cover under that scheme.

Termination through loss of directorship

12.3    If you are removed from the office of director of the Company, or the Company fails in general meeting to re-elect you as a director of the Company (if, under the Articles of Association or other constitutional documents for the time being of the Company as the case may be, you are obliged to retire by rotation or otherwise), then the Company may elect that the Employment shall terminate immediately without prejudice to the right of either party to this Agreement to treat any act or omission causing such removal from office as a breach of this Agreement.

Termination on change of control

12.4    Notwithstanding the provisions of Clause 12.5, you may terminate the Employment by giving the Company one month's notice in writing, such notice to be given within three months after a Change of Control unless a third party acquiring control of more than 50% of the voting rights of the Company has agreed to adopt the Reuters Trust Principles and the rights and duties of the Reuters Trustees as set out in the Memorandum and Articles of Association of the Company and in the Memorandum and Articles of Association of Reuters Founders Share Company Limited and to use its best endeavours to procure that the Principles and such rights and duties are observed and upheld within the Company and any holding company of the Company. A Change of Control shall for the purpose of this Agreementt occur where more than 50% of the voting rights of the Company become controlled by any third party (including persons acting in concert but excluding Reuters Founders Share Company Limited) or the Company sells or otherwise disposes of all or substantially all of its assets with the approval of the Company's shareholders, other than for the purposes of a reconstruction or reorganisation in which (A) the ultimate ownership of the Company or substantially all its assets is unaffected or (B) a new holding company for the Company is created, where the new holding company has substantially the same shareholders and proportionate shareholdings as those of the Company immediately prior to the interposition of the new holding company.

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Termination in other circumstances

12.5    Subject to earlier termination in accordance with the provisions of this Clause, the Employment will continue until terminated:

(a)	by the Company giving you 12 months' written notice; or

(b)	by you giving the Company 12 months' written notice,

such notice to expire not earlier than 1 August 2002.

The Company may, in its sole discretion, elect to terminate the Employment before 1 August 2002 and/or without giving you notice or the full period of notice required by 12.5 (a) in which event you will be entitled to receive a payment calculated in accordance with Clause 12.6.

Liquidated damages

12.6    This Clause applies if:

(a)	the Employment is terminated by the Company otherwise than a termination (i) in accordance with Clause 12.1 or (ii) where removal from office takes place in circumstances justifying summary termination under Clause 12.1, in accordance with Clause 12.3 or (iii) in accordance with Clause 12.5 unless the final sentence of Clause 12.5 applies in which case this Clause will apply;

(b)	you are constructively dismissed which for these purposes shall include (without limitation):

(i)	the assignment to you of any duties inconsistent in any respect with your position (including status, offices, titles and reporting requirement), authority, duties or responsibilities; or

(ii)	any other action by the Company which results in a diminution in such position, authority, duties or responsibilities, but excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by you; or

(c)	you terminate the Employment under Clause 12.4.

Where this Clause applies, the Company will (subject to the remainder of this Clause) pay to you by way of liquidated damages: (1) if the termination occurs prior to 1 August 2001 an amount equal to 2A-B and (2) if the termination occurs on or after 1 August 2001 an amount equal to A where A is the aggregate of:

(i)	your annual salary immediately prior to the date of termination of the Employment;

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(ii)	the amount of pension contributions made by the Company on your behalf or to you in the last financial year of the Company preceding the date of termination; and

(iii)	the average of the last three annual bonuses earned by you pursuant to paragraph 1 of Schedule 1 to this Agreement in the last three complete financial years of the Company preceding the date of termination.

and B is the amount of salary, pension contributions and (if applicable) bonus paid to you or on your behalf whilst your Employment subsisted.

In relation to (iii) above, where there have been fewer than three complete financial years of the Company during the Employment, the averaging shall be by reference to the number of complete financial years which there have been during the Employment. Where there has been less than one complete financial year of the Company during the Employment, (iii) above shall be determined on the basis of the annualised bonus earned by you for the period of the Employment or, if for any reason that is unascertainable, on the basis of the bonus earned by the predecessor Finance Director of the Company in 1999.

In the event that the Company requires you to work only part of the notice period required by Clause 12.5 (a), the liquidated damages payment under this Clause 12.6 will be reduced by an amount equal to the salary, pension contributions and (if applicable) bonus paid to you or on your behalf in respect of the period of notice worked.

In the event that the Employment is terminated in accordance with Clause 12.2, liquidated damages payment under this Clause 12.6 will be reduced by an amount equal to the amount of any benefit payable under the permanent health insurance scheme referred to in Schedule 1, if termination occurs prior to 1 August 2001 for the period to 1 August 2002 and if termination occurs on or after 1 August 2001 for the period of 12 months following the date of termination.

The payment will be conditional on you not bringing any claims before a court or tribunal relating to the Employment and/or its termination. The payment will be made in two stages. The total amount, less a deduction of £60,000, will be paid within 14 days of the end of the Employment and the remaining balance of £60,000 will be paid within four months of the end of the Employment, in each case less any necessary withholdings. You agree to accept the same in full and final settlement of all and any claims or rights of action that you have or may have against the Company and against any other Group Company and against their respective officers and employees in connection with the Employment or its termination.

Return of documents

12.7    On termination of the Employment for any reason or, at the request of the Company, when notice to terminate the Employment is given, you must immediately deliver to the Company (without keeping any copies):

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(a)	all documents, papers and materials and any other property of the Company and of any other Group Companies; and

(b)	all documents or other media on which confidential information about the Company and any other Group Companies is recorded,

in your possession or under your control.

Resignation as a director

12.8    On termination of the Employment for any reason, you must immediately, at the request of the Company resign your office as a director of the Company and of any other Group Company without compensation for loss of office but without prejudice to any rights which you may have to treat such request as a breach of this Agreement.

Share schemes

12.9    It is acknowledged that you may, during the Employment, be granted rights upon the terms and subject to the conditions of the rules from time to time of the Reuters Group PLC Long Term Incentive Plan or any other profit sharing, share incentive, share option, bonus or phantom option scheme operated by the Company or any other Group Company with respect to shares in the Company or any other Group Company. If, on termination of the Employment, whether lawfully or in breach of contract you lose any of the rights or benefits under such schemes (including rights or benefits which you would not have lost had the Employment not been terminated) you shall not be entitled, by way of compensation for loss of office or otherwise howsoever, to any compensation for the loss of any rights under any such scheme.

GARDEN LEAVE AND SUSPENSION

13.1    The Company may at any time or from time to time suspend you from the performance of your duties and/or exclude you from any of the premises of the Company or of any other Group Company:

(a)	during any period of notice or any part of a period of notice as specified in Clauses 12.4 or 12.5; or

(b)	in circumstances in which the Company reasonably believes that you are guilty of misconduct or are in breach of this Agreement and in order that the circumstances giving rise to that belief may be investigated.

13.2    The Company is not required to give any reason for suspending or excluding you. Your salary and benefits will not cease to be payable by reason only of such suspension or exclusion.

13.3     During any period of suspension or exclusion, you will not contact or deal with customers, suppliers or employees of the Company or of any other Group Company or enter onto the premises of the Company or of any Group Company without the prior written consent of the Chief Executive of the Company.

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CONTINUING OBLIGATIONS

Non-representation

14.1    You will not at any time after the termination of the Employment directly or indirectly represent yourself as being in any way connected with or interested in the business of the Group (except, if it is the case, as a shareholder of the Company or as a director of the Company).

Non-solicitation of employees

14.2    You must not for a period of six months after the termination of the Employment solicit, interfere with or attempt to entice away from the Company or any other Group Company or employ or engage any employee of the Company or of any other Group Company with whom you had business dealings or who reported to you, directly or indirectly, during the period of 12 months preceding the date of termination of the Employment and who is or was employed or engaged by the Company or by any other Group Company:

(a)	as a director or in a managerial or technical capacity; or

(b)	you know (or ought reasonably to know) could materially damage the interests of the Company or any other Group Company if he became employed in any business in competition with the business of the Company or of any other Group Company.

Non-solicitation of business

14.3    You must not for a period of six months after the termination of the Employment solicit, interfere with or attempt to entice away from the Company or any other Group Company the business or custom of any firm, company or other person who, during the period of 12 months preceding the date of termination of the Employment, was a customer of the Company or of any other Group Company with whom you had business dealings or about whom you became informed or over whom you had influence in the course of the Employment during that period, with a view to providing goods or services which would compete with the business of the Company or of any other Group Company carried on at the date of termination of the Employment and with which you were materially involved during that period.

Non-dealing

14.4    You must not for a period of six months after the termination of the Employment deal with any person, firm or company who during the period of 12 months preceding the date of termination of the Employment was a customer or potential customer of the Company or of any other Group Company and (in the case of a customer) to whom you provided services on behalf of the Company or any other Group Company or (in the case of a potential customer) with whom you had business dealings with a view to obtaining business for the Company or any other Group Company and in each case with whom you had business dealings or about whom you became informed or over whom you had influence in the course of the Employment during that period, with a view to providing goods or services which would compete with the business of the Company or of any other Group Company carried on at the date of termination of the Employment and with which you were materially involved during that period.

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Non-competition

14.5    You must not, for a period of six months after the termination of the Employment, be engaged in or concerned in any capacity in any business concern which is in competition with the business of the Company or of any other Group Company. A list of such business concerns as at the date of this Agreement is set out in Part 1 of Schedule 3 to this Agreement. Unless you have the prior approval of the Chairman and the Chief Executive of the Company you may not, for a period of six months after the termination of the Employment, be engaged in or concerned in any capacity in any of the business concerns named in the lists set out in Parts 2 and 3 of Schedule 3 of this Agreement. The lists in Schedule 3 may be amended by the Board acting reasonably (provided that the number of business concerns included in Schedule 3 at any one time shall not exceed 15) and each such amendment shall be notified to you from time to time. This Clause shall not restrain you from being engaged or concerned in any business concern in so far as your duties or work relate solely to services or activities of a kind with which you were not concerned to a material extent during the period of six months preceding the date of termination of the Employment.

Extension to other persons

14.6    The obligations imposed on you by this Clause 14 extend to you acting not only on your own account but also on behalf of any other firm, company or other person and shall apply whether you act directly or indirectly.

Acknowledgement of reasonableness

14.7    The restrictions contained in this Clause 14 are considered by you and the Company to be reasonable in all the circumstances. Each part of this Clause constitutes an entirely separate and independent restriction and the duration, extent and application of each of the restrictions are not greater than is necessary for the protection of the commercial interests of the Group and their stable trained workforce.

No disparaging statements

14.8     Each party agrees during, and after termination of, the Employment not to make, publish or cause to be made, published or issued or otherwise communicate to any third party any disparaging or derogatory statements to any third party concerning you or the Company or any Group Company or any of its or their current executives, officers, employees, agents or consultants, provided that nothing in this Agreement will prevent you or the Company from disclosing information as required by law or in order to take professional advice or as ordered by a court of competent jurisdiction.

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WAIVER

15.    Any delay or forbearance by the Company in exercising any right of determination of this Agreement shall not constitute a waiver of it.

AMENDMENTS

16.    No amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing and signed by you and a director or the Company Secretary of the Company.

NOTICES

17.    Any notice required to be served under this Agreement may be given either personally, by fax or by registered post:

(a)	to the Company at its registered office for the time being; or

(b)	to you at the address at the start of this Agreement or your last known address.

Any notice to be given under this Agreement to you may be served by being handed to you personally or by being sent by recorded delivery first class post or by fax to you at your usual or last known address; and any notice to be given to the Company may be served by being marked for the attention of the Company Secretary and by being left at or by being sent by recorded delivery first class post or by fax to its registered office for the time being. Any notice served by post shall be deemed to have been served on the second day (excluding Sundays and statutory holidays) next following the date of posting and in proving such service it shall be sufficient proof that the envelope containing the notice was, in your case, addressed to you at your usual or last known address and, in the case of the Company, addressed to it marked for the attention of the Company Secretary at its registered office for the time being, and in either case posted as a prepaid letter by recorded delivery. Any notice served by fax shall be deemed to have been served twelve hours after the time of despatch.

OTHER AGREEMENTS

18.    You acknowledge and warrant that there are no Agreements or arrangements whether written, oral or implied between the Company or any other Group Company and you relating to your employment or the Employment other than those which are expressly set out in this Agreement and that you are not entering into this Agreement in reliance on any representation not expressly set out in this Agreement.

GOVERNING LAW

19.    This Agreement will be governed by and construed under English law without regard to its conflicts of laws provisions, and each of the parties hereby irrevocably agrees for the exclusive benefit of the Company that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

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WITHHOLDING TAX

20.    All amounts payable to you under this Agreement shall be subject to applicable withholding of income, salary and such other withholdings that the Company determines are required to be withheld in accordance with applicable laws.

AS WITNESS whereof this Agreement has been signed by or on behalf of the parties to it on the day and year first above written.

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SCHEDULE 1

OTHER BENEFITS

BONUS

1.      You will be entitled to participate in an annual bonus plan to be administered by the Remuneration Committee. Unless otherwise agreed by the Remuneration Committee, the maximum annual bonus payable under this plan will be an amount up to 70% of your base salary (from 1 July 2001, 100% of your base salary). The criteria relating to your performance and that of the Company which are to be used to determine the amount of the bonus in any year will be laid down by the Remuneration Committee at the commencement of each year and the bonus for that year will be paid as soon as reasonably practicable after the relevant results have been determined. The Remuneration Committee reserves the right to amend the quantitative criteria annually and/or to discontinue the bonus arrangement. On termination of the Employment, other than termination pursuant to Clause 12.1 or termination in respect of which Clause 12.6 applies, you shall be entitled to a pro-rated amount of bonus, being such proportion of average bonus (calculated according to Clause 12.6(iii)) as is the same as the proportion of the last financial year during which the Employment has subsisted.

SHARE OPTION PLANS

2.1     You will be eligible for membership of the Company's Save As You Earn Share Option Scheme and of any other all employee share option plan operated by the Company and approved by the Company's shareholders. Participation in such scheme and plans is, save as otherwise stipulated in their rules, at the sole discretion of the Board or the Remuneration Committee.

2.2     If you are relocated to a country outside the United Kingdom, you are entitled to participate in any equivalent scheme or plan operated by a Group Company in that country.

HOLIDAYS

3.1     The Company's holiday year runs from 1 January to 31 December. In addition to the bank and other public holidays, you will be entitled to 30 working days' paid holiday in each holiday year. In the first year of the Employment, the annual entitlement will be pro rata based on the holiday year.

3.2     Your annual holiday may be taken at such time or times as are reasonably appropriate having regard to the business needs of the Company.

3.3     Holidays not taken in the year of entitlement will be lost unless carried forward with the agreement of the Chief Executive of the Company.

3.4     On termination of the Employment, you will be entitled to pay in lieu of any unpaid holiday or be required to pay the Company any salary received for holiday taken in excess of your contractual entitlement. You may be required to take any untaken holiday during your notice period.

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PENSION SCHEMES

4.1     You are entitled to join the Reuters UK Retirement Plan subject to the trust deed and rules of the scheme from time to time in force.

4.2      Subject to any limits imposed by the Inland Revenue from time to time, the Company will pay contributions to the Company pension scheme as set out in your annual statement of remuneration and benefits.

4.3     A contracting out certificate is in force in respect of the Employment.

4.4     In addition the Company will contribute 20% of your base salary above the pensions cap imposed by the Inland Revenue from time to time (such contribution to be taxable) to an appropriate retirement benefit scheme of your choice.

LONG TERM INCENTIVE PLAN

5.      You are entitled to be a member of the Reuters Group PLC Long Term Incentive Plan or any plan operated by the Company in succession to that plan (as notified to you from time to time) for so long as the Plan or such plan may be operated by the Company, and the Company shall pay to you benefits under the Plan or such plan, subject to the conditions of the Company's policy on retention of LTIP awards on early retirement (as notified to you from time to time).

DISABILITY INSURANCE

6.      You shall be entitled to membership of, and the Company shall pay to you benefits under, the Company's disability insurance scheme, subject to the terms of that scheme and of any related policy of insurance as in force from time to time.

LIFE ASSURANCE AND PERMANENT HEALTH SCHEME

7.1     The Company will provide life assurance to you in addition to that provided under the Reuters UK Retirement Plan so that in aggregate you are assured for the value of four times annual salary, subject to your being acceptable for insurance at rates normal for your age and subject to the rules of the relevant life assurance arrangements.

7.2     You (your spouse and any unmarried children under 21 (or under 24 if in full-time education)) are entitled to membership of the Company's permanent health insurance scheme subject to the rules of the scheme and of any related policy of insurance.

7.3     If you wish, as an alternative to membership of the Company's scheme, the Company will bear the costs of you being a member of another permanent health insurance scheme, up to the value of the benefits available to you under the Company's scheme.

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7.4     You are entitled to receive an annual health check at a cost to the Company of no more than £500 (or as increased and notified to you from time to time).

COMPANY CAR

8.      The Company will provide you with a car. (or cash in lieu if you so elect) in accordance with the terms of the Company's policy on executive directors' cars (as notified to you from time to time) for business and personal use and will bear the expenses of taxing, insuring, repairing and maintaining the car. You agree to comply in full with the Company's policy on executive directors' cars, failing which the Company may require you to return the car immediately.

CHAUFFEUR-DRIVEN CAR

9.      You shall be entitled to the non-exclusive use of a chauffeur-driven car provided by the Company (subject to availability) at no cost to you for purposes reasonably connected with the Company's business or as otherwise approved by the Chief Executive of the Company.

DIRECTORS' INDEMNITY AND INSURANCE

10.	You shall have the benefits of:

(a)	the indemnity contained in regulation 155 of the Company's Articles of Association;

(b)	any similar indemnity in respect of liabilities incurred by Group Company directors in their capacity as such contained in the constitutional documents of any other Group Company for so long as you are a director or officer of such other Group Company; and

(c)	(subject to their terms) any insurance policies which shall be maintained by the Company in respect of liabilities incurred by Group Company directors in their capacity as such.

OTHER BENEFITS

l l.	You shall have such other benefits as may be made available to you by the Company from time to time, including but not limited to the use of Reuters products, mobile telephone and other equipment and membership of professional bodies.

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SCHEDULE 2

ADDITIONAL STATUTORY PROVISIONS

 EMPLOYMENT RIGHTS ACT 1996

Additional particulars required to be disclosed:

CONTINUOUS EMPLOYMENT

1.      The Employment is not continuous with any other period of employment with the Company or with any other Group Company.

INJURY AND SICKNESS PAY

2.      If you are absent from work because of sickness or injury, you must:

(a)	notify the Company as soon as possible on the first morning of absence and inform the Company of your expected date of return;

(b)	complete and return to the Company a self-certification form in respect of the first five working days of any sickness absence;

(c)	provide the Company with a medical certificate from your GP or other registered practitioner for periods of absence of seven days (including weekends) in excess and with medical certificates for each subsequent week of sickness absence;

(d)	if requested by the Company, undergo a medical examination at the expense of the Company with a medical practitioner nominated by the Company; and

(e)	if requested by the Company give written permission to the Company to have access to any medical or health report in its complete form prepared by any health professional on your physical or mental condition.

Subject to the above, you will be entitled at the discretion of the Company to up to 365 days' sick pay (including statutory sick pay) in any 24 month rolling period. Sick pay will be calculated at your normal rate of pay and benefits.

DISCIPLINARY RULES AND GRIEVANCE PROCEDURE

If at any time you have a grievance relating to the Employment, you may seek redress orally or in writing by, in the first instance, referring the grievance to the Chairman of the Board. If the grievance remains unresolved, you may appeal to the Board and the Board shall deal with the matter by discussion and by majority decision of those present at the relevant meeting of the Board. The Board's decision shall be final and binding.

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COLLECTIVE AGREEMENTS

4.      There are no collective agreements with trade unions which directly affect your terms and conditions.

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SCHEDULE 3

COMPETING BUSINESS CONCERNS

AS AT THE DATE OF THIS AGREEMENT

Part 1

Competing Business Concerns

Bloomberg L.P.

Pearson PLC

Quick Corporation of Japan

AOL Time Warner

Telekurs A.G.

SunGard

The Electronic Broking Service

Part 2

Companies with Divisions which compete with Reuters

The Thomson Corporation

The McGraw Hill Companies

The Dun & Bradstreet Corporation

Reed Elsevier P.L.C./Elsevier N.V.

Part 3

Companies with which Reuters has strategic relationships

Multex.com, Inc.

Yahoo! Inc.

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SIGNED by	)
for and on behalf of	)	/s/ CHRIS HOGG
REUTERS GROUP PLC	)
in the presence of:-)

SIGNED as a DEED	)
and DELIVERED by	)	/s/ DAVID GRIGSON
DAVID GRIGSON	)
in the presence of:-)

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CONFIDENTIAL AND PERSONAL

David Grigson
Bainton Farmhouse,
Bainton,
Stamford,
Lincolnshire,
PE9 3AF

3 March 2004

Dear David

Director’s Service Contract

As you are aware, Schedule 3 of your service contract with Reuters Group PLC (Reuters) sets out a list of competitor companies in respect of which you will either be restricted from being employed for a twelve month period following the cessation of your employment with Reuters or where you will need to obtain the consent of the Chairman or Chief Executive prior to commencing any such employment.

Clause 14.5 of your service agreement permits Reuters to review this list and to make amendments to it from time to time. Such a review has taken place and therefore the purpose of this letter is to inform you of the following changes to Schedule 3:

(a)	Moneyline Telerate has been added to Part 1 of Schedule 3; and

(b)	AOL Time Warner (formerly in Part 1 of Schedule 3) is now included in Part 2 of Schedule 3.

Please accept this letter as notification of the change to your service contract as noted above. Except as provided in this letter, all other provisions of your service contract remain unaltered and in force.

Yours sincerely

/s/ Sir Christopher Hogg
Chairman